CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$5,173,000	$705.60

Pricing supplement no. 1676

To prospectus dated November 14, 2011,

prospectus supplement dated November 14, 2011,

product supplement no. 29-I dated August 31, 2012 and

underlying supplement no. 1-I dated November 14, 2011

Registration Statement No. 333-177923 Dated August 21, 2013 Rule 424(b)(2)

$5,173,000
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund due August 25, 2016

General

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The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the Index closing level or closing price, as applicable, of each of the S&P 500® Index and the Vanguard Total Stock Market Index Fund is greater than or equal to 75% of its Initial Underlying Value, which we refer to as an Interest Barrier. Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.

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Investors in the notes should be willing to accept the risk of losing some or all of their principal if a Trigger Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

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The notes will be automatically called if the Index closing level or closing price, as applicable, of each of the S&P 500® Index and the Vanguard Total Stock Market Index Fund on any Review Date (other than the first, second, third and final Review Dates) is greater than or equal to its Initial Underlying Value. The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is August 21, 2014.

—	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing August 25, 2016†
—	The payment at maturity is not linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
—	Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Underlyings:	The S&P 500® Index (Bloomberg ticker: SPX) (the “Index”) and the Vanguard Total Stock Market Index Fund (Bloomberg ticker: VTI) (the “Fund”) (each of the Index and the Fund, an “Underlying” and collectively, the “Underlyings”)
Contingent Interest Payments:

If the notes have not been previously called and the Index closing level or closing price, as applicable, of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $15.00 (equivalent to an interest rate of 6.00% per annum, payable at a rate of 1.50% per quarter).

If the Index closing level or closing price, as applicable, of either Underlying on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier:	With respect to each Underlying, an amount that represents 75% of its Initial Underlying Value, which is 1,232.10 for the Index and $64.02 initially for the Fund, subject to adjustments
Contingent Interest Rate:	6.00% per annum, payable at a rate of 1.50% per quarter, if applicable
Automatic Call:	If the Index closing level or closing price, as applicable, of each Underlying on any Review Date (other than the first, second, third and final Review Dates) is greater than or equal to its Initial Underlying Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:

If the notes have not been previously called and a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment, if any, applicable to the final Review Date.

If the notes have not been previously called and a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Underlying Return)

If the notes have not been automatically called and a Trigger Event has occurred, you will lose more than 32.50% of your principal amount and could lose all of your principal amount at maturity.

Trigger Event:	A Trigger Event occurs if the Ending Underlying Value (i.e., the Index closing level or closing price, as applicable, on the final Review Date) of either Underlying is less than its Trigger Level.
Trigger Level:	With respect to each Underlying, an amount that represents 67.50% of its Initial Underlying Value, which is 1,108.89 for the Index and $57.618 initially for the Fund, subject to adjustments
Pricing Date:	On or about August 21, 2013
Settlement Date:	On or about August 26, 2013
Review Dates†:	November 21, 2013, February 21, 2014, May 21, 2014, August 21, 2014, November 21, 2014, February 23, 2015, May 21, 2015, August 21, 2015, November 23, 2015, February 22, 2016, May 23, 2016 and August 22, 2016 (the “final Review Date”)
Interest Payment Dates†:	Notwithstanding anything to the contrary in the accompanying product supplement no. 29-I, the Interest Payment Dates will be November 26, 2013, February 26, 2014, May 27, 2014, August 26, 2014, November 26, 2014, February 26, 2015, May 27, 2015, August 26, 2015, November 27, 2015, February 25, 2016, May 26, 2016 and the Maturity Date
Call Settlement Date†:	If the notes are automatically called on any Review Date (other than the first, second, third and final Review Dates), the first Interest Payment Date immediately following that Review Date
Maturity Date†:	August 25, 2016
CUSIP:	48126NNV5
Other Key Terms:	See “Additional Key Terms” in this pricing supplement
†

Subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Postponement of a Review Date” and “Description of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 29-I

Investing in the Auto Callable Contingent Interest Notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 29-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$1	$999
Total	$5,173,000	$5,173	$5,167,827
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $1.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-66 of the accompanying product supplement no. 29-I.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, were $983.80 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 21, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 29-I dated August 31, 2012 and underlying supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 16, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 29-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 29-I dated August 31, 2012:

http://www.sec.gov/Archives/edgar/data/19617/000095010312004448/crt_dp32532-424b2.pdf

—	Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Underlying Return:	With respect to each Underlying: Ending Underlying Value – Initial Underlying Value Initial Underlying Value
Initial Underlying Value:	With respect to the Index, the Index closing level on the Pricing Date, which was 1,642.80. With respect to the Fund, the closing price of one share of the Fund on the Pricing Date, which was $85.36, divided by the Share Adjustment Factor
Share Adjustment Factor:	With respect to the Fund, set equal to 1.0 on the Pricing Date and subject to adjustment under certain circumstances. See “General Terms of Notes — Additional Fund Provisions — Anti-Dilution Adjustments” in the accompanying product supplement no. 29-I.
Ending Underlying Value:	With respect to each Underlying, the Index closing level or closing price, as applicable, of that Underlying on the final Review Date
Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Returns of the Underlyings

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-1

Selected Purchase Considerations

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QUARTERLY CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date of $15.00 per $1,000 principal amount note (equivalent to an interest rate of 6.00% per annum, payable at a rate of 1.50% per quarter). If the notes have not been automatically called and the Index closing level or closing price, as applicable, of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the Index closing level or closing price, as applicable, of either Underlying on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the Index closing level or closing price, as applicable, of each Underlying on any Review Date (other than the first, second, third and final Review Dates) is greater than or equal to its Initial Underlying Value, your notes will be automatically called prior to the Maturity Date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.

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THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED — If the notes have not been automatically called, we will pay you your principal back at maturity only if a Trigger Event has not occurred. However, if the notes have not been automatically called and a Trigger Event has occurred, you will lose more than 32.50% of your principal amount and could lose up to the entire principal amount of your notes.

—	EXPOSURE TO EACH OF THE UNDERLYINGS — The return on the notes is linked to the Lesser Performing Underlying, which will be either the S&P 500® Index or the Vanguard Total Stock Market Index Fund.

The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

The Vanguard Total Stock Market Index Fund is an exchange-traded fund managed by The Vanguard Group (“Vanguard”), the investment adviser to the Vanguard Total Stock Market Index Fund. The Vanguard Total Stock Market Index Fund trades on NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “VTI.” The Vanguard Total Stock Market Index Fund seeks to track the performance of a benchmark index, which we refer to as the Underlying Index, that measures the investment return of the overall stock market. The Underlying Index is currently the CRSP U.S. Total Market Index; however, prior to June 3, 2013, the MSCI US Broad Market Index was the Underlying Index. The CRSP U.S. Total Market Index is designed to represent investable U.S. equity securities. The MSCI US Broad Market Index represents approximately 99.50% or more of the total market capitalization of all the U.S. common stocks regularly traded on the New York Stock Exchange and the Nasdaq over-the-counter market.

For additional information about the Fund, see the information set forth under “The Vanguard Total Stock Market Index Fund” in Appendix A.

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TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 29-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 29-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders – tax considerations

The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-2

to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).

Non-U.S. Holders should also note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required.

In the event of any withholding, we will not be required to pay any additional amounts with respect to amounts so withheld. If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Underlyings or any of the equity securities included in or held by the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 29-I dated August 31, 2012 and in the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been automatically called and a Trigger Event has occurred, you will lose 1% of your principal amount at maturity for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value. Accordingly, under these circumstances, you will lose more than 32.50% of your principal amount and could lose up to the entire principal amount of your notes.

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THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of each Underlying. If the notes have not been automatically called, we will make a Contingent Interest Payment with respect to a Review Date only if the Index closing level or closing price, as applicable, of each Underlying on that Review Date is greater than or equal to its Interest Barrier. If the Index closing level or closing price, as applicable, of either Underlying on that Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the Index closing level or closing price, as applicable, of either Underlying on each Review Date is less than its Interest Barrier, you will not receive any interest payments over the term of the notes.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.

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REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as one year and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

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THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE VALUE OF EITHER UNDERLYING — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the value of either Underlying, which may be significant. You will not participate in any appreciation in the value of either Underlying. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Underlying during the term of the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-3

terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 29-I for additional information about these risks.

We are also currently one of the companies that make up the Index, the Fund and the CRSP U.S. Total Market Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index, the Fund, the CRSP U.S. Total Market Index and the notes.

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YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE VALUE OF EACH UNDERLYING — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes have not been automatically called, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to either of the Underlyings. Poor performance by either of the Underlyings over the term of the notes may negatively affect whether you will receive a Contingent Interest Payment on any Interest Payment Date and your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the value of each Underlying.

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THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW DATE — If the Ending Underlying Value of either Underlying is less than its Trigger Level (i.e., a Trigger Event occurs) and the notes have not been automatically called, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the Lesser Performing Underlying. The Ending Underlying Value of each Underlying will be determined based on the applicable Index closing level or closing price, as applicable, on a single day near the end of the term of the notes; the Index closing level or closing price, as applicable, of an Underlying at the Maturity Date or at other times during the term of the notes could be greater than or equal to its Trigger Level. This difference could be particularly large if there is a significant decrease in the Index closing level or closing price, as applicable, of either or both Underlyings during the later portion of the term of the notes or if there is significant volatility in the Index closing level or closing price, as applicable, of either or both Underlyings during the term of the notes, especially on dates near the final Review Date.

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YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING — If the notes have not been automatically called and a Trigger Event has occurred, you will lose some or all of your principal amount at maturity. This will be true even if the Ending Underlying Value of the other Underlying is greater than or equal to its Initial Underlying Value. The Underlyings’ respective performance may not be correlated and, as a result, if the notes have not been automatically called, you may receive the principal amount of your notes at maturity only if there is a broad-based rise in the performance of U.S. equities across diverse markets during the term of the notes.

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JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-4

the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level or price, as applicable, of the Underlyings, including:

—	any actual or potential change in our creditworthiness or credit spreads;
—	customary bid-ask spreads for similarly sized trades;
—	secondary market credit spreads for structured debt issuances;
—	the actual and expected volatility in the levels or prices, as applicable, of the Underlyings;
—	the time to maturity of the notes;
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whether the Index closing level or closing price, as applicable, of either Underlying has been, or is expected to be, less than its Interest Barrier on any Review Date and whether a Trigger Event is expected to occur;

—	the dividend rates on the equity securities included in or held by the Underlyings;
—	the actual and expected positive or negative correlation between the Underlyings, or the actual or expected absence of any such correlation;
—	interest and yield rates in the market generally;
—	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
—	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

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NO DIVIDENDS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the securities included in or held by the Underlyings would have.

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VOLATILITY RISK — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Pricing Date that the Index closing level or closing price, as applicable, of that Underlying could be less than its Interest Barrier on a Review Date and/or that a Trigger Event could occur. An Underlying’s volatility, however, can change significantly over the term of the notes. The Index closing level or closing price, as applicable, of an Underlying could fall sharply on any day during the term of the notes, which could result in your not receiving any Contingent Interest Payment or a significant loss of principal, or both.

—

THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.

—

DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index. In addition, its performance will reflect additional

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-5

transaction costs and fees that are not included in the calculation of the Underlying Index. All of these factors may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities held by the Fund (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

—

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

—

THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

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What Are the Payments on the Notes, Assuming a Range of Performances for the Lesser Performing Underlying?

If the notes have not been previously called and the Index closing level or closing price, as applicable, of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $15.00 (equivalent to an interest rate of 6.00% per annum, payable at a rate of 1.50% per quarter). If the Index closing level or closing price, as applicable, of either Underlying on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. We refer to the Interest Payment Date immediately following any Review Date on which the Index closing level or closing price, as applicable, of either Underlying is less than its Interest Barrier as a “No-Coupon Date.” The following table reflects the Contingent Interest Rate of 6.00% per annum and illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Dates	$180.00
1 No-Coupon Date	$165.00
2 No-Coupon Dates	$150.00
3 No-Coupon Dates	$135.00
4 No-Coupon Dates	$120.00
5 No-Coupon Dates	$105.00
6 No-Coupon Dates	$90.00
7 No-Coupon Dates	$75.00
8 No-Coupon Dates	$60.00
9 No-Coupon Dates	$45.00
10 No-Coupon Dates	$30.00
11 No-Coupon Dates	$15.00
12 No-Coupon Dates	$0.00

The following table illustrates payments on the notes, assuming a range of performances for the Lesser Performing Underlying on a given Review Date. Each hypothetical payment set forth below assumes that the Lesser Performing Underlying is the S&P 500® Index and that the closing price of one share of the Vanguard Total Stock Market Index Fund on each Review Date is greater than or equal to its Initial Underlying Value (and therefore its Interest Barrier and Trigger Level). We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity, if any, or as to what the Index closing level or closing price, as applicable, of either Underlying will be on any Review Date. In addition, the following table and examples assume an Initial Underlying Value for the Lesser Performing Underlying of 1,600, an Interest Barrier for the Lesser Performing Underlying of 1,200 (equal to 75% of the hypothetical Initial Underlying Value), a Trigger Level for the Lesser Performing Underlying of 1,080 (equal to 67.50% of the hypothetical Initial Underlying Value) and reflects the Contingent Interest Rate of 6.00% per interest payment. Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-7

	Review Dates Prior to the Final Review Date		Final Review Date
Index Closing Level of Lesser Performing Underlying	Lesser Performing Index Closing Level Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Lesser Performing Underlying Return	Payment at Maturity if a Trigger Event Has Not Occurred (2)(3)	Payment at Maturity if a Trigger Event Has Occurred (2)(3)
2,880.00	80.00%	$1,015.00	80.00%	$1,015.00	N/A
2,720.00	70.00%	$1,015.00	70.00%	$1,015.00	N/A
2,560.00	60.00%	$1,015.00	60.00%	$1,015.00	N/A
2,400.00	50.00%	$1,015.00	50.00%	$1,015.00	N/A
2,240.00	40.00%	$1,015.00	40.00%	$1,015.00	N/A
2,160.00	35.00%	$1,015.00	35.00%	$1,015.00	N/A
2,080.00	30.00%	$1,015.00	30.00%	$1,015.00	N/A
1,920.00	20.00%	$1,015.00	20.00%	$1,015.00	N/A
1,840.00	15.00%	$1,015.00	15.00%	$1,015.00	N/A
1,760.00	10.00%	$1,015.00	10.00%	$1,015.00	N/A
1,680.00	5.00%	$1,015.00	5.00%	$1,015.00	N/A
1,600.00	0.00%	$1,015.00	0.00%	$1,015.00	N/A
1,520.00	-5.00%	$15.00	-5.00%	$1,015.00	N/A
1,440.00	-10.00%	$15.00	-10.00%	$1,015.00	N/A
1,280.00	-20.00%	$15.00	-20.00%	$1,015.00	N/A
1,200.00	-25.00%	$15.00	-25.00%	$1,015.00	N/A
1,199.84	-25.01%	$0.00	-25.01%	$1,000.00	N/A
1,120.00	-30.00%	$0.00	-30.00%	$1,000.00	N/A
1,080.00	-32.50%	$0.00	-32.50%	$1,000.00	N/A
1,079.84	-32.51%	$0.00	-32.51%	N/A	$674.90
960.00	-40.00%	$0.00	-40.00%	N/A	$600.00
800.00	-50.00%	$0.00	-50.00%	N/A	$500.00
640.00	-60.00%	$0.00	-60.00%	N/A	$400.00
480.00	-70.00%	$0.00	-70.00%	N/A	$300.00
320.00	-80.00%	$0.00	-80.00%	N/A	$200.00
160.00	-90.00%	$0.00	-90.00%	N/A	$100.00
0.00	-100.00%	$0.00	-100.00%	N/A	$0.00

(1)	The notes will be automatically called if the Index closing level or closing price, as applicable, of each Underlying on any Review Date (other than the first, second, third and final Review Date) is greater than or equal to its Initial Underlying Value.

(2)	You will receive a Contingent Interest Payment in connection with a Review Date if the Index closing level or closing price, as applicable, of each Underlying on that Review Date is greater than or equal to its Interest Barrier.

(3)	A Trigger Event occurs if the Ending Underlying Value (i.e., the Index closing level or closing price, as applicable, on the final Review Date) of either Underlying is less than its Trigger Level.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how payments on the notes in different hypothetical scenarios are calculated.

Example 1: Contingent Interest Payments are paid in connection with two of the Review Dates preceding the fourth Review Date and the Index closing level of the Lesser Performing Underlying increases from the Initial Underlying Value of 1,600 to an Index closing level of 1,760 on the fourth Review Date. The investor receives a payment of $15 per $1,000 principal amount note in connection with two of the Review Dates preceding the fourth Review Date. The notes will not be automatically called prior to the fourth Review Date. Because the Index closing level of each Underlying on the fourth Review Date is greater than its Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the fourth Review Date. In addition, because the Index closing level of each Underlying on the fourth Review Date is greater than its Initial Underlying Value, the notes are automatically called. Accordingly, the investor receives a payment of $1,015 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $15 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. Accordingly, the total amount paid on the notes over the term of the notes is $1,045 per $1,000 principal amount note.

Example 2: No Contingent Interest Payments are paid in connection with the Review Dates preceding the fourth Review Date and the Index closing level of the Lesser Performing Underlying decreases from the Initial Underlying Value of 1,600 to an Index closing level of 1,120 on the fourth Review Date and increases from the Initial Underlying Value of 1,600 to an Index closing level of 1,760 on the fifth Review Date. Because the Index closing level of one Underlying on the fourth Review Date is less than its Interest Barrier, no Contingent Interest Payment is made in connection with the fourth Review Date; however, the Index closing level of

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-8

each Underlying on the fifth Review Date is greater than its Interest Barrier, so the investor is entitled to receive a Contingent Interest Payment in connection with the fifth Review Date. In addition, because the Index closing level of each Underlying on the fifth Review Date is greater than its Initial Underlying Value, the notes are automatically called. Accordingly, the investor receives a payment of $1,015 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $15 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note, in connection with the fifth Review Date. Accordingly, the total amount paid on the notes over the term of the notes is $1,015 per $1,000 principal amount note.

Example 3: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Index closing level of the Lesser Performing Underlying increases from the Initial Underlying Value of 1,600 to an Ending Underlying Value of 1,920 — A Trigger Event has not occurred. The investor receives a payment of $15 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity and the Ending Underlying Value of each Underlying is greater than its Interest Barrier and Trigger Level, the investor receives at maturity a payment of $1,015 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $15 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,180 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 4: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with four of the Review Dates preceding the final Review Date and the Index closing level of the Lesser Performing Underlying decreases from the Initial Underlying Value of 1,600 to an Ending Underlying Value of 1,080 — A Trigger Event has not occurred. The investor receives a payment of $15 per $1,000 principal amount note in connection with four of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity and the Ending Underlying Value of the Lesser Performing Underlying is greater than its Trigger Level (i.e., a Trigger Event has not occurred) but less than the Interest Barrier, the investor receives at maturity a payment of $1,000 per $1,000 principal amount note, even though the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value, but receives no Contingent Interest Payment at maturity. The total amount paid on the notes over the term of the notes is $1,060.00 per $1,000 principal amount note.

Example 5: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Index closing level of the Lesser Performing Underlying decreases from the Initial Underlying Value of 1,600 to an Ending Underlying Value of 640 — A Trigger Event has occurred. The investor receives a payment of $15 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Ending Underlying Value of the Lesser Performing Underlying is less than its Interest Barrier, the investor receives at maturity a payment of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

The total amount paid on the notes over the term of the notes is $565 per $1,000 principal amount note.

Example 6: The notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the Index closing level of the Lesser Performing Underlying decreases from the Initial Underlying Value of 1,600 to an Ending Underlying Value of 480 — A Trigger Event has occurred. Because the notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Ending Underlying Value of the Lesser Performing Underlying is less than its Interest Barrier, the investor receives no payments over the term of the notes, other than a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70%) = $300

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

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Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index and the Vanguard Total Stock Market Index Fund from January 4, 2008 through August 16, 2013. The Index closing level of the S&P 500® Index on August 21, 2013 was 1,642.80. The closing price of one share of the Vanguard Total Stock Market Index Fund on August 21, 2013 was $85.36.

We obtained the various Index closing levels or closing prices, as applicable, of the Underlyings below from Bloomberg Financial Markets, without independent verification. The historical levels or prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level or closing price, as applicable, of either Underlying on any Review Date, including the final Review Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your principal or the payment of any interest. We make no representation as to the amount of dividends, if any, that the Fund or the equity securities held by the Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund or the equity securities held by the Fund.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-10

internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Lesser Performing Underlying?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Exposure to Each of the Underlyings” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-39 of the accompanying product supplement no. 29-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

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APPENDIX A

The Vanguard Total Stock Market Index Fund

We have derived all information contained in this pricing supplement regarding the Vanguard Total Stock Market Index Fund (the “Fund”) from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by Vanguard Index Funds (the “Vanguard Trust”) and The Vanguard Group, Inc. (“Vanguard”). The Fund is an investment portfolio of the Vanguard Trust. Vanguard is the investment adviser to the Fund. The Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “VTI.”

The Vanguard Trust is a registered investment company that consists of numerous separate investment portfolios, including the Fund. Information provided to or filed with the SEC by Vanguard pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 002-56846 and 811-02652, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the Vanguard Trust, Vanguard and the Fund, please see the Fund’s prospectus. In addition, information about Vanguard and the Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Vanguard website at www.vanguard.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Vanguard website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The Fund seeks to track the performance of a benchmark index, which we refer to as the Underlying Index, that measures the investment return of the overall stock market. The Underlying Index is currently the CRSP U.S. Total Market Index; however, prior to June 3, 2013, the MSCI US Broad Market Index was the Underlying Index. The CRSP U.S. Total Market Index is designed to represent investable U.S. equity securities. See “— CRSP U.S. Total Market Index” below for more information about the CRSP U.S. Total Market Index. The MSCI US Broad Market Index represents approximately 99.50% or more of the total market capitalization of all the U.S. common stocks regularly traded on the New York Stock Exchange and the Nasdaq over-the-counter market. See “— The MSCI US Broad Market Index” below for more information about the MSCI US Broad Market Index.

Indexing Investment Approach

The Fund employs an indexing investment approach designed to track the performance of Underlying Index. The Fund uses the sampling method of indexing, meaning that it holds a broadly diversified collection of securities that, in the aggregate, approximates the full Index in terms of key characteristics. These key characteristics include industry weightings and market capitalization, as well as certain financial measures, such as price/earnings ratio and dividend yield. The Fund is subject to index sampling risk, which is the chance that the securities selected for the Fund, in the aggregate, will not provide investment performance matching that of the Underlying Index.

The Fund may invest in foreign securities to the extent necessary to carry out its investment strategy of holding a representative sample of the stocks that make up the Underlying Index. It is not expected that any Fund will invest more than 5% of its assets in foreign securities. To track the Underlying Index as closely as possible, the Fund attempts to remain fully invested in stocks. To help stay fully invested and to reduce transaction costs, the Fund may invest, to a limited extent, in derivatives, including stock futures. The Funds may also use derivatives, such as total return swaps, to obtain exposure to a stock, a basket of stocks or an index. The Fund will not use derivatives for speculation or for the purpose of leveraging (magnifying) investment returns. The Fund’s daily cash balance may be invested in one or more money-market funds sponsored by Vanguard. The Fund may temporarily depart from its normal investment policies and strategies when the advisor believes that doing so is in the Fund’s best interest, so long as the alternative is consistent with the Fund’s investment objective.

Holdings Information

The following tables summarize the Fund’s top holdings representing 14.80% of total net assets in individual companies as of June 30, 2013 and the top holdings by sector of the Fund as of July 31, 2013.

Top holdings in individual securities as of June 30, 2013

Company	Percentage of Total Holdings
Exxon Mobil Corp.	2.30%
Apple Inc.	2.10%
Microsoft Corp.	1.50%
Johnson & Johnson	1.40%
General Electric Co.	1.30%
Google Inc.	1.30%
Chevron Corp.	1.30%
Wells Fargo & Co.	1.20%
International Business Machines Corp.	1.20%
Procter & Gamble Co.	1.20%

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Top Holdings by Sector as of July 31, 2013

Sector	Percentage of Total Holdings
Financials Technology	18.70% 14.50%
Consumer Services	13.40%
Industrials	13.00%
Health Care	12.00%
Consumer Goods	10.30%
Oil and Gas	9.50%
Utilities Basic Materials	3.40% 2.90%
Telecommunications	2.30%

The information above was compiled from the Vanguard website, without independent verification. Information contained in the Vanguard website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

CRSP U.S. Total Market Index

We have derived all information contained in this pricing supplement regarding the CRSP U.S. Total Market Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, the Center for Research in Security Prices (“CRSP”). The CRSP U.S. Total Market Index was developed by CRSP and is calculated, maintained and published by CRSP. CRSP has no obligation to continue to publish, and may discontinue the publication of the CRSP U.S. Total Market Index.

The CRSP U.S. Total Market Index is reported by Bloomberg L.P. under the ticker symbol “CRSPTMT.”

The CRSP U.S. Total Market Index is designed to represent investable U.S. equity securities. The CRSP U.S. Total Market Index generally encompasses listed equity securities, including common stocks and real estate investment trusts (“REITs”) of U.S.-incorporated or U.S.-headquartered companies traded on the New York Stock Exchange (“NYSE”), NYSE MKT, NASDAQ or NYSE Arca exchanges.

Index Composition

Eligible Universe

To be eligible for the CRSP U.S. Total Market Index, the securities must meet the following criteria:

—	the securities must be listed on NYSE, NYSE MKT, NASDAQ or NYSE Arca;

—	the securities must be common stock, REITs, shares of beneficial interest (excluding funds) or Berkshire Hathaway A & B shares; and

—

the company issuing the securities must generally be currently incorporated or headquartered in the U.S.; however, securities of companies located in U.S. territories, tax havens and domiciles of convenience may also be considered for inclusion in the CRSP U.S. Total Market Index based on factors including the percentage of U.S. revenue and asset location, U.S. employees, the primary exchange, inclusion in domestic portfolios, market input and stated geographic business focus in company documents.

Eligibility status is reviewed quarterly at ranking. Data for the review is collected as of the previous quarter end.

Investability Screens

Once the eligible securities are identified, investability screens are applied quarterly on the ranking date (the first Friday of each of March, June, September and December) to determine the constituents of the CRSP U.S. Total Market Index as of the following reconstitution date (the third Friday of each of March, June, September and December), as follows:

—	minimum total market capitalization: the company must have more than $10 million total market capitalization;

—	float shares requirement: the number of a company’s float shares, those readily available for trading, must be greater than 10% of the total shares outstanding;

—	minimum trading volume: the average of the adjusted trading volume over the last 125 days divided by float shares on the ranking date must be at least 0.0008; and

—	consecutive trading days requirement: the securities must not have a sequence of 10 consecutive non-trading days during the previous quarter.

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In addition, initial public offerings (IPOs) that have traded regular-way for at least 20 trading days, or are within the top 85% (ranked by total market capiatization) of the eligible securities, and have traded regular-way for at least 5 trading days, are included.

Index Calculation

The CRSP U.S. Total Market Index is weighted by float-adjusted market capitalization, rather than total shares outstanding, reflecting the availability of shares from the perspective of U.S. domestic investors. Float-adjusted market capitalization is equal to float shares outstanding times price. The estimate of readily available shares (free float) is calculated by subtracting the number of restricted shares (i.e., insiders and inactive shareholders) from the total number of shares issued for a particular company. Restricted shares include but are not limited to shares held by board members, directors and executives (insiders), government holdings, employee-held shares, shares held by corporations not actively managing money and other unavailable shares.

Index Levels

Index level was set to 1000.00 on April 1, 2011. The level of the index is calculated by applying the return on the portfolio of the securities included in the CRSP U.S. Total Market Index since the last index calculation to the last calculated index level. The return on the portfolio (R(I)) is calculated as the weighted average of the returns for the individual securities in the portfolio:

The CRSP U.S. Total Market Index is value-weighted. In a value-weighted portfolio, the weight (wn(I)) assigned to security n’s return is its market capitalization in the CRSP U.S. Total Market Index divided by the total market capitalization of the CRSP U.S. Total Market Index. Company weight is the sum of the weights of all securities of the same company.

Where

wn(I,t’) = weight of the nth security within the CRSP U.S. Total Market Index at start-of-day t.

pn= price of the nth security

sn(I,t’) = float shares held in the CRSP U.S. Total Market Index at start-of-day t.

Mn(I,t’) = sum of market capitalizations of all securities within the CRSP U.S. Total Market Index at start-of-day t.

CRSP defines the market value of a security as the product of its start-of-day price and its number of float shares outstanding held in the index on the trading day. The number of float shares outstanding held for a security in an index is set based on the float shares outstanding on the ranking day, multiplied by the holdings multiplier for the security set during ranking, and adjusted by holdings rules thereafter.

Security Returns

The CRSP U.S. Total Market Index is a total return index and takes into account all distributions to shareholders and reinvesting all cash dividends. Security returns are calculated as follows:

For day t, let

r(t) = return on purchase at t’, sale at t

p(t) = end-of-day price

d(t) = dividend amount for t

n(t) = value of non-ordinary payments not available for start-of-day adjustment

p(t’) = start-of-day price on day t

Dividends are reinvested in the security on the Ex-Distribution Date.

Return is set to -66.0 if there is a valid current price, but no valid start-of-day price due to first day of trading. Return is set to -99.0 if there is no valid current price.

Start-of-day Price

Start-of-day prices are set from yesterday end-of-day prices and already known distribution values and split factors.

p(t’) = start-of-day price on day t

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-14

p(t-1) = end-of-day price on previous trading day

f(t) = split factor applicable on day t

v(t) = value of non-ordinary payments available for start-of-day adjustment

Index Maintenance

Holdings of securities in an index may be changed due to shares outstanding or float changes resulting from splits and reverse splits; secondary offerings; mergers and acquisitions; rights offerings; and changes based on corporate filings.

If a corporate action or shares event is not final or known before 1:30 p.m. Central Time, it will not change holdings in the CRSP U.S. Total Market Index for the next day. However, if CRSP receives a late (after 2:30 p.m. Eastern Time) cap-neutral shares change announcement, such as a split or stock dividend, index shares changes will be effective the next business day.

Splits and Reverse Splits

Holdings are increased or decreased on the ex-date by the same ratio as the split factor, regardless of the magnitude of the split.

Secondary Offerings

Changes in index holdings resulting from primary or secondary equity offerings representing at least 5% of the security’s number of shares held in the index (CRSP index holdings) are implemented as of the close of the first trading day of the new shares. Increases in the number of shares due to primary or secondary equity offerings are generally implemented as of the close of the first trading day of the new shares (2 trading days after the issue is priced) if all necessary information is available before 1:30pm CST the day after the issue is priced and the 5% threshold is met. Otherwise, the event is implemented on the next regularly scheduled CRSP ranking day.

Mergers and Acquisitions

If an acquisition results in an increase of the shares outstanding or float shares of the acquiring company, then its holdings are increased on the effective date.

Rights Offerings

Shares outstanding and float shares are not changed directly by a rights offering, but any changes are applied as they appear in updates from CRSP’s data vendors.

Changes Reported in Corporate Filings

Any shares outstanding or float shares changes not directly attributed to a single corporate action on a single day (e.g., buybacks, exercised options, rights offerings, and unreported secondary offerings) but reported in corporate filings are applied at the quarterly ranking. New shares outstanding or float shares amounts are applied at the next quarterly ranking and review process.

Exchange Delistings and Drops

Delists due to Mergers and Acquisitions. A security that delists due to an exchange of its stock as part of a merger or acquisition is removed from the CRSP U.S. Total Market Index. If the merger or acquisition event is finalized before 1:30 p.m. CT on the last day before the effective date of the action, the security is removed at the end of that day. If the merger or acquisition event is finalized after 1:30 p.m. CT on the last day before the effective date of the action, then the security is kept in indexes until the exchange confirms the security’s delisting.

Delists due to halts. If the security is halted at ranking, the security is removed at the next reconstitution.

Delists due to Exchange Action. A security that delists from a major exchange due to performance reasons is removed from the CRSP U.S. Total Market Index. If notification is given of a security delisting before 1:30 p.m. CT on its last day of trading, the security is removed at the end of its last day. If there is notification of a delisting after 1:30 p.m. CT on the day prior to the delisting, the security is held in the CRSP U.S. Total Market Index until a trade occurs., which usually happen on a secondary exchange such as the Pink Sheets or the OTCBB. If a trade occurs before 1:30 p.m. CT on a day after the delisting, the security is removed at the closing price of that day. If a trade occurs after 1:30 p.m. CT on a day after delisting, the security will be held an additional trading day and removed at the close of that trading day, at either a trading price on that trading day, or if a price is not found, at a price carried forward from the day the trade occurred. If the security does not trade by the end of the 11th day after the delisting date, the security is removed at a price of zero.

Delists due to Liquidation. A security that delists due to a liquidation is removed from the CRSP U.S. Total Market Index. If a plan of liquidation is announced before 1:30 p.m. CT on a day while still trading on a major exchange, the security is removed at the end of the last day before it is delisted. If a liquidation is announced after 1:30 p.m. CT on a day when a security is still trading on a major exchange, then the security is kept in the CRSP U.S. Total Market Index until a final valuation can be assigned to the security. If trading continues on a secondary exchange, then the security is dropped as soon as a price is found, using the same rules as for “ Delisting due to Exchange Action” as described above. If trading does not continue on a secondary exchange, then the security is dropped as soon as final liquidation payments are announced, using the same rules as for “Delisting due to Merger

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-15

or Acquisition” as described above. Partial liquidation payments after delisting are applied as they are paid, up through the end of the 11th day after delisting. If no final payment is paid by the 11th day, the security is dropped at a price of zero.

Bankruptcy. If a company declares bankruptcy, its securities remain in an index as long as trading is not halted and securities remain listed on an eligible exchange. Securities for bankrupt companies are evaluated at quarterly rankings on the same criteria as all other securities.

Initial Public Offerings

If the IPO’s market capitalization is within top 85% market capitalization of all securities that meet the eligibility criteria described above, it is added to an index on the 6th trading day. All other IPOs that have traded for at least 20 trading days at ranking will be considered for index inclusion on the next reconstitution date. If a pre-existing company issues a new share class independent of any distributions, then the new security is treated as an IPO.

Dividends

Due to the recent industry concerns over the LIBOR rate, CRSP will temporarily suspend the practice of discounting dividends. Prices are adjusted for special dividends, which results in lower returns than would otherwise be reflected.

Index Announcement Policy

Ranking Procedure and Results

Announcements regarding ranking procedure and results are made at the start of day on ranking day to those subscribers who are engaged in direct funds management. Other classes of subscribers will get this information on an appropriately determined delay.

Two month advance notice will be given prior to changing the ranking or reconstitution date. The ranking and reconstitution calendar is published one year in advance. As much notice as possible will be given for unexpected changes.

Corporate Actions

All changes resulting from corporate actions that affect the constituents of the CRSP U.S. Total Market Index are announced when an effective date is known. Once all details for the change have been finalized, CRSP will send a confirmed announcement to its clients prior to the effective date. Should a corporate action be cancelled after it has been announced, CRSP will announce this as early as possible. Similarly, should a modification or correction be needed to an event that was previously announced as “confirmed,” CRSP will announce the modification or correction as early as possible.

Exchange Closures

If the primary exchanges close or cancel trading due to unforeseen circumstances, CRSP will not produce index results for that day. The index levels will continue from the last complete day of trading. If the closing is known at least one day in advance, corporate actions originally declared effective for the closed day or days will take effect on the day when the markets reopen. Normal index notifications will occur on the trading day before the closing.

If no notice is available, the index holdings on the trading day when markets reopen will remain as originally announced. All corporate actions affecting the index securities declared to be effective on a closed day or the first day after reopening will be re-dated to the day after trading resumes. Index holdings changes will take place after the close of the reopening day.

The MSCI US Broad Market Index

We have derived all information contained in this pricing supplement regarding the MSCI US Broad Market Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, MSCI Inc. (“MSCI”). The MSCI US Broad Market Index was developed by MSCI and is maintained and published by MSCI. The MSCI US Broad Market Index is calculated by MSCI. MSCI has no obligation to continue to publish, and may discontinue the publication of, the MSCI US Broad Market Index.

The MSCI US Broad Market Index is reported by Bloomberg L.P. under the ticker symbol “MZUSB.”

The MSCI US Broad Market Index represents the universe of companies in the U.S. equity market. The MSCI US Broad Market Index was launched on June 2, 3003 with a base index value of 1000 as of May 30, 2003.

Index Composition and Maintenance

The Index Universe

MSCI includes in the eligible U.S. equity universe of all listed equity securities of U.S. incorporated companies listed on the New York Stock Exchange (the “NYSE”), the NYSE Arca Inc., NYSE AMEX and the NASDAQ Stock Market. Shares of non-U.S. incorporated companies, investment trusts (other than REITs), preferred REITs, mutual funds (other than Business Development Companies), equity derivatives, limited partnerships and royalty trusts are generally not eligible for inclusion in the universe.

Some non-U.S. corporate companies trading in the U.S. may be considered for inclusion in the U.S. equity universe when appropriate. Such inclusion is usually based on a number of factors. Additionally, some U.S. corporate companies trading in the U.S. may be excluded from the U.S. equity universe. A comprehensive review of the total US equity universe is conducted to ensure a broad and fair representation of the full breadth of investment opportunities across the total U.S. equity universe.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-16

The MSCI US Broad Market Index includes large, mid, small and micro cap segments, totaling 2,500 of the companies which cover more than 98% of U.S. equity universe. Specifically, the combination of the Investable Market Index and the Micro Cap Index compose the MSCI US Broad Market Index, which includes the companies in the top 99.95% of the U.S. equity universe ranked by full market capitalization.

Investable Market Index

The Investable Market Index is composed of three market capitalization segments and their corresponding indices: (1) large cap, (2) mid cap and (3) small cap. The large cap index consists of the 300 largest companies by full market capitalization, the mid cap index consists of the next 450 companies and the small cap index consists of the remaining 1,750 companies.

MSCI uses a fixed number of companies for defining the cut-off levels for the market capitalization segments as it is believed that a fixed number leads to better stability and lower turnover in the resulting market capitalization indices over time when compared with other factors used to define market capitalization. MSCI considers several factors to determine what levels of a fixed number of companies appropriately define the various market capitalization segments. They include:

—	the absolute market capitalization level of the smallest company;

—	the marginal contribution to the relevant index of the smallest company;

—	the cumulative proportion of the market capitalization covered;

—	the liquidity and trading characteristics of companies; and

—	an analysis of the average size of portfolio holdings of variety of large, mid cap and small cap investment managers.

MSCI periodically reviews the factors above and the resulting market capitalization cut-off levels in order to ensure that they continue to appropriately define the various market capitalization segments. MSCI may need to change the number of companies in each segment in the event of a structural change that permanently alters the capitalization characteristics and make-up of the equity market.

Since companies and their securities are assigned to the appropriate market capitalization segments and indices based on their company full market capitalization, all securities from the same company are always classified in the same market capitalization segment and index. There may also be more securities than companies within each market capitalization segment.

Micro Cap Index

The Micro Cap Index composes micro cap companies with a market capitalization rank lower than the 2,500 companies in the investable market segment and included in the top 99.5% of the U.S. equity universe ranked by full market capitalization. The micro cap segment is estimated to cover around 1.5% of the market capitalization of the U.S. equity universe. The investment performance characteristics of this segment of the U.S. equity universe is represented and measured by a Micro Cap Index. The lower micro cap segment covers approximately the bottom 0.5% of the full market capitalization of the U.S. equity universe and is not represented in the MSCI US Broad Market Index.

Securities Selection

After determining the securities eligible for MSCI US Broad Market Index, MSCI screens securities for investability using various factors. Each security of a company is screened and selected for index inclusion based on its own merits, i.e., different share classes within the same company are not assimilated. For a security to be included in the MSCI US Broad Market Index, it must pass all four of the following screens:

—	liquidity;

—	length of trading;

—	company and security free float; and

—	relative security free float-adjusted market capitalization.

Liquidity — All securities being considered for inclusion in the MSCI US Broad Market Index must have adequate liquidity. Adequate liquidity is measured in two dimensions. First, is the level of a stock price. The extreme level of a stock’s price creates liquidity issues. Hence, securities trading above US$5,000 will fail the liquidity screening. Second, is a relative liquidity screening using a direct relative liquidity measure known as the Annualized Traded Value Ration (“ATVR”). A relative liquidity screening is conducted by ranking all securities in the U.S. equity universe in descending order of ATVR after excluding those securities that fail the liquidity screening.

ATVR of each security is calculated in a 3-step process. First, monthly median traded values are computed using the daily median traded value, multiplied by the number of days in the month that the security traded. The daily traded value of a security is equal to the number of shares traded during the day, multiplied by the closing price of that security. The daily median traded value is the median of the daily traded values in a given month. Second, the monthly median traded value ratio is obtained by dividing the monthly median traded value of a security by its full market capitalization at the end of the month. Third, the ATVR is obtained by taking the average of the monthly median traded value ratios of the previous 12 months, or the number of months for which this data is available, and multiplying it by the 12. Securities that belong in the top 99.4% of the cumulative security full market capitalization of the U.S. equity universe in descending order, are eligible for inclusion in the Investable Market Index.

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Length of Trading — For new issuances of securities from small companies with a market capitalization of 750 and below, a seasoning period of at least three calendar months is required. IPOs and newly listed securities with a company whose market capitalization rank equal to or above 750, need not satisfy this condition.

Company and Security Free Float — Securities with a company Domestic Inclusion Factor (“DIF”) of less than 0.10 and/or a security DIF less than 0.15 are generally not eligible for inclusion in the MSCI US Broad Market Index.

Relative Security Free Float-Adjusted Market Capitalization — Securities should have a free float-adjusted security market capitalization representing at least 10% of the company full market capitalization. If the free float-adjusted security market capitalization is less than 10%, the free float-adjusted market capitalization of the security must represent:

—	5 basis points to be considered for inclusion in the MSCI US Broad Market Index; or

—	2.5 basis points if an already existing index constituent and the full market capitalization and this portion of the company has not decreased; or

—	5 basis points if an already existing index constituent but has experienced a decrease in the free float-adjusted security market capitalization relative to the company full market capitalization.

For securities that are being considered for inclusion or are already in the Micro Cap Index, the liquidity and company and security free float screen does not apply. Instead, securities in the Micro Cap Index must have a full market capitalization of at least US$20 million. Micro Cap Index constituents may remain in the Micro Cap Index, unless their company full market capitalization falls below US$10 million.

Index Calculation

The MSCI US Broad Market Index is calculated using the Laspeyres’ concept of a weighted arithmetic average together with the concept of chain-linking. As a general principle, today’s index level is obtained by applying the change in the market performance to the previous period index level.

Where:

—	PriceIndexLevelUSDt-1 is the Price Index level in USD at time t-1.

—	IndexAdjustedMarketCapUSDt is the Adjusted Market Capitalization of the index in USD at time t.

—	IndexInitialMarketCapUSDt is the Initial Market Capitalization of the index in USD at time t.

—	PriceIndexLevelLocalt-1 is the Price Index level in local currency at time t-1.

—	IndexAdjustedMarketCapForLocalt is the Adjusted Market Capitalization of the index in USD converted using FX rate as of t-1 and used for local currency index at time t.

Note: IndexInitialMarketCapUSD was previously called IndexUnadjustedMarketCapPreviousUSD

Security Price Index Level

Where:

—	SecurityPriceIndexLevelt-1 is Security Price Index level at time t-1.

—	SecurityAdjustedMarketCapForLocalt is the Adjusted Market Capitalization of security s in USD converted using FX rate as of t-1.

—	SecurityInitialMarketCapUSDt is the Initial Market Capitalization of security s in USD at time t.

—	EndOfDayNumberOfSharest-1 is the number of shares of security s at the end of day t-1.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-18

—	PricePerSharet is the price per share of security s at time t.

—	PricePerSharet-1 is the price per share of security s at time t-1.

—

InclusionFactort is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

—	PAFt is the Price Adjustment Factor of security s at time t.

—	FXratet -1 is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.

—

ICIt is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (e.g., from Turkish Lira to New Turkish Lira – ICI = 1,000,000).

—	ICIt-1 is the Internal Currency Index of price currency at time t-1.

Index Market Capitalization

Where:

—	EndOfDayNumberOfSharest-1 is the number of shares of security s at the end of day t-1.

—	PricePerSharet is the price per share of security s at time t.

—	PricePerSharet-1 is the price per share of security s at time t-1.

—

InclusionFactort is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

—	PAFt is the Price Adjustment Factor of security s at time t.

—	FXratet is the FX rate of the price currency of security s vs USD at time t. It is the value of 1 USD in foreign currency.

—	FXratet -1 is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.

—

ICIt is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (e.g., from Turkish Lira to New Turkish Lira – ICI = 1,000,000).

ICIt-1 is the Internal Currency Index of price currency at time t-1.

Review Schedule

The MSCI US Broad Market Index is maintained by a fluid a review process. Overall, index maintenance is implemented by three broad categories of review:

(1) Semi-Annual Review – These reviews are done at the end of May and November and market capitalization indices are partially reviewed at the end of February and August. These reviews are intended to ensure that the MSCI US Broad Market Index represents at least 99.5% of the U.S. equity universe. During the May semi-annual index reviews, the free float of all constituents and non-constituents is all systematically reassessed;

(2) Quarterly Index Review – These reviews are aimed at promptly reflecting significant moves of securities within the Investable Market Index within the MSCI US Broad Market Index and other significant market events and their corresponding impact on DIFs; and

(3) Ongoing Event-Related Changes- These changes are generally implemented in the indices as they occur. Ongoing event related changes include change as a result of mergers, acquisition, spin-offs, delisting, reorganizations and other similar corporate events.

Corporate Events

Market capitalization of the securities in the MSCI US Broad Market Index may changes as a result of corporate events. Mergers, acquisitions, spin-offs, delistings, reorganizations are types of corporate events that may impact the market capitalization of securities underlying the MSCI US Broad Market Index.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-19

In order to assess the impact of these corporate events, MSCI maintains a daily ranking of constituents in the MSCI US Broad Market Index in descending order of company full market capitalization, as well as a daily calculation of market capitalization weighted means and standard deviations for each of the 8 value and growth variables within each market capitalization index in the Investable Market Index. These rankings and calculations are based on the previous day’s closing market capitalization.

The appropriate post-event market capitalization of a company and its securities, however, may be determined by comparing the company’s post-event full market capitalization with the daily rankings. Once the appropriate market capitalization index has been determined, the securities are reviewed for style based on their z-scores and growth z-scores. This is calculated by using the latest available values of the eight variables and the daily calculation of market capitalization weighted means and standard deviation of their corresponding market capitalization indices.

Any corporate event that creates a security not previously included in the MSCI US Broad Market Index is subject to the Securities Selection criteria above.

Existing Index Constituents

Changes in the existing constituents include their market capitalization, style characteristics and industry classification. These changes are reviewed simultaneously with the event, if the market capitalization is deemed significant. A significant market capitalization change is defined as an increase of 50% or greater, or a decrease of 33% or more in the company’s pre-vent full market capitalization. If after review, the market capitalization remains the same after the corporate event, the style characteristics of the affected securities are not reviewed if any of the following criteria is met:

—	when two constituents within the same market capitalization index are involved in mergers and acquisitions and their value inclusion factor (“VIF”) are equal;

—	decreases in market capitalization due to buybacks of shares;

—	increases in market capitalization due to issuances of new shares in order to raise cash, unless it is intended for the payment of an acquisition in the very near term.

Changes in the industry classification resulting from corporate events are generally implemented simultaneously with the vent. Other changes in the industry classification are implemented at the end of the month.

The above does not apply to Micro Cap Index unless they are involved in a corporate event with an Investable Market Index constituent and the event is considered significant.

Deletions of Existing Index Constituents

MSCI will remove from the MSCI US Broad Market Index as soon as practicable, securities or companies that will be delisted, companies that file for bankruptcy and companies that file for protection from their creditors and/or are suspended for which a return to normal business activity and trading is unlikely in the near future. Where the primary exchange of such security is not available, MSCI will delete securities at an over the counter or equivalent market price when such price becomes available and is deemed relevant. If there is no over the counter or equivalent market price available, the company will be deleted at the smallest price of US$0.01 at which a security can trade on a given exchange.

If the security is suspended, MSCI will carry forward the market price prior to the suspension during the suspension period.

Non-Index Constituents

In general, newly listed equity securities available to U.S. investors, including companies that change their country of incorporation to the U.S. are considered for inclusion in the MSCI US Broad Market Index at the time of the semi-annual review. IPOs and other newly listed securities must pass the Securities Selection criteria mentioned above.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Vanguard Total Stock Market Index Fund	PS-20